UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ALIGHT, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01626W 101

(CUSIP Number)

December 31, 2023

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No. 01626W 101	Page 2 of 8

1	NAMES OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,692,018
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,692,018

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,692,018 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.93% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Calculations of the percentage of the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Alight, Inc. (the “Issuer”) beneficially owned assumes that there were 501,183,396 shares of Class A Common Stock outstanding as of October 26, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 1, 2023.

SCHEDULE 13G

CUSIP No. 01626W 101	Page 3 of 8

1	NAMES OF REPORTING PERSONS GIC Special Investments Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,692,018
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,692,018

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,692,018
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.93% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Calculations of the percentage of the shares of Class A Common Stock of the Issuer beneficially owned assumes that there were 501,183,396 shares of Class A Common Stock outstanding as of October 26, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the SEC on November 1, 2023.

SCHEDULE 13G

CUSIP No. 01626W 101	Page 4 of 8

1	NAMES OF REPORTING PERSONS Jasmine Ventures Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,692,018
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,692,018

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,692,018
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.93% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Calculations of the percentage of the shares of Class A Common Stock of the Issuer beneficially owned assumes that there were 501,183,396 shares of Class A Common Stock outstanding as of October 26, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the SEC on November 1, 2023.

SCHEDULE 13G

CUSIP No. 01626W 101	Page 5 of 8

Explanatory Note

The following constitutes Amendment No. 2 to the joint filing on Schedule 13G by GIC Private Limited, GIC Special Investments Pte. Ltd. and Jasmine Ventures Pte. Ltd. (each a “Reporting Person” and, together, the “Reporting Persons”) originally filed with the SEC on July 12, 2021 (the “Initial Schedule 13G”). The Reporting Persons are filing this Amendment No. 2 to the Initial Schedule 13G to report their beneficial ownership in the securities of the Issuer pursuant to Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended.

Item 1(a)	Name of Issuer

Alight, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

4 Overlook Point, Lincolnshire, IL 60069.

Item 2(a)	Name of Persons Filing

GIC Private Limited

GIC Special Investments Pte. Ltd.

Jasmine Ventures Investment Pte. Ltd.

Item 2(b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c)	Citizenship

GIC Private Limited – Republic of Singapore

GIC Special Investments Pte. Ltd. – Republic of Singapore

Jasmine Ventures Pte. Ltd. – Republic of Singapore

Item 2(d)	Title of Class of Securities

Class A common stock, par value $0.0001 per share

Item 2(e)	CUSIP Number

01626W 101

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No. 01626W 101	Page 6 of 8

Item 4	Ownership

Ownership information of the Class A Common Stock of the Issuer as of December 31, 2023, with respect to GIC Private Limited (“GIC PL”), GIC Special Investments Pte. Ltd (“GIC SI”). and Jasmine Ventures Pte. Ltd. (“Jasmine”) is incorporated by reference through items (5) through (9) and (11) of the cover page for each entity.

Jasmine shares the power to vote and the power to dispose of 14,692,018 Class A Common Stock shares held directly by it as of December 31, 2023 with GIC SI, and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL. GIC PL is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these securities.

As of February 12, 2024, the Reporting Persons beneficially owned 0 shares of Class A Common Stock of the Issuer.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

CUSIP No. 01626W 101	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct as of February 12, 2024.

GIC PRIVATE LIMITED

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President

By:	/s/ Diane Liang
Name:	Diane Liang
Title:	Senior Vice President

GIC SPECIAL INVESTMENTS PTE. LTD.

By:	/s/ Jo-Ann Khor Huey Ming
Name:	Jo-Ann Khor Huey Ming
Title:	Senior Vice President

JASMINE VENTURES PTE. LTD.

By:	/s/ Ankur Meattle
Name:	Ankur Meattle
Title:	Director

SCHEDULE 13G

CUSIP No. 01626W 101	Page 8 of 8

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on July 12, 2021)